

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2009

By U.S. Mail and Facsimile to: (717) 436-7551

JoAnn N. McMinn
Chief Financial Officer
Juniata Valley Financial Corp.
Bridge and Main Streets, PO Box 66
Mifflintown, PA 17059-0066

> **Re: Juniata Valley Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-13212**

Dear Ms. McMinn:

We have reviewed your response filed with the Commission on June 11, 2009 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules

Exhibit 10.9

1.   We note your response to comment 3 in our letter dated June 4, 2009 and we reissue that comment. In your response, please discuss whether or not the Executive Annual Incentive Plan has been amended in 2009 by virtue of establishing participants and performance targets for the 2009 fiscal year. If so, please file the amended plan, including the exhibits, or tell us why the amended plan was not required to be filed as an exhibit to the periodic report for the period in which the company amended the plan.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel